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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 9)


                            Ugly Duckling Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   903512 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          Christopher D. Johnson, Esq.
--------------------------------------------------------------------------------
                         Squire, Sanders & Dempsey, LLP
--------------------------------------------------------------------------------
                      40 North Central Avenue, Suite 2700
--------------------------------------------------------------------------------
                                Phoenix, AZ 85004
--------------------------------------------------------------------------------
                                 (602) 528-4000
--------------------------------------------------------------------------------

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 11, 2001
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 903512 10 1

--------------------------------------------------------------------------------
      1.   Name of Reporting Person.
           I.R.S. Identification Nos. of above persons (entities only).

           Ernest C. Garcia II
--------------------------------------------------------------------------------

      2.   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [X]

           (b) [ ]
--------------------------------------------------------------------------------

      3.   SEC Use Only
--------------------------------------------------------------------------------

      4.   Source of Funds (See Instructions):  PF, BK, OO
--------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

      6.   Citizenship or Place of Organization:  United States of America
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

 Number of             7.    Sole Voting Power:  7,482,200 (includes options to
                             purchase 40,000 shares)
   Shares

Beneficially           8.    Shared Voting Power:  -0-

   Owned
                       9.    Sole Dispositive Power:  7,482,200 (includes
  by Each                    options to purchase 40,000 shares)

 Reporting
                       10.   Shared Dispositive Power:  -0-
  Person

   With
--------------------------------------------------------------------------------

      11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
           7,482,200 (includes options to purchase 40,000 shares)
--------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------

      13.  Percent of Class Represented by Amount in Row (11): approximately
           61.0%
--------------------------------------------------------------------------------

      14.  Type of Reporting Person (See Instruction):  IN

CUSIP No.: 903512 10 1

--------------------------------------------------------------------------------
      1.   Name of Reporting Person.
           I.R.S. Identification Nos. of above persons (entities only).

           Gregory B. Sullivan
--------------------------------------------------------------------------------

      2.   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [X]

           (b) [ ]
--------------------------------------------------------------------------------

      3.   SEC Use Only
--------------------------------------------------------------------------------

      4.   Source of Funds (See Instructions):  AF, PF, OO
--------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

      6.   Citizenship or Place of Organization:  United States of America
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

 Number of             7.    Sole Voting Power:  450,800 (includes options to
                             purchase 391,000 shares)
   Shares

Beneficially           8.    Shared Voting Power:  -0-

   Owned
                       9.    Sole Dispositive Power:  450,800 (includes options
  by Each                    to purchase 391,000 shares)

 Reporting
                       10.   Shared Dispositive Power:  -0-
  Person

   With
--------------------------------------------------------------------------------

      11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
           450,800 (includes options to purchase 391,000 shares)
--------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------

      13.  Percent of Class Represented by Amount in Row (11): approximately
           3.7%
--------------------------------------------------------------------------------

      14.  Type of Reporting Person (See Instruction):  IN

CUSIP No.: 903512 10 1

--------------------------------------------------------------------------------
      1.   Name of Reporting Person.
           I.R.S. Identification Nos. of above persons (entities only).

           UDC Holdings Corp.
--------------------------------------------------------------------------------

      2.   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [X]

           (b) [ ]
--------------------------------------------------------------------------------

      3.   SEC Use Only
--------------------------------------------------------------------------------

      4.   Source of Funds (See Instructions):  AF
--------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

      6.   Citizenship or Place of Organization:  United States of America
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

 Number of             7.    Sole Voting Power:  -0-

   Shares

Beneficially           8.    Shared Voting Power:  -0-

   Owned
                       9.    Sole Dispositive Power:  -0-
  by Each

 Reporting
                       10.   Shared Dispositive Power:  -0-
  Person

   With
--------------------------------------------------------------------------------

      11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
           -0-
--------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------

      13.  Percent of Class Represented by Amount in Row (11): -0-
--------------------------------------------------------------------------------

      14.  Type of Reporting Person (See Instruction):  CO

CUSIP No.: 903512 10 1

--------------------------------------------------------------------------------
      1.   Name of Reporting Person.
           I.R.S. Identification Nos. of above persons (entities only).

           UDC Acquisition Corp.
--------------------------------------------------------------------------------

      2.   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [X]

           (b) [ ]
--------------------------------------------------------------------------------

      3.   SEC Use Only
--------------------------------------------------------------------------------

      4.   Source of Funds (See Instructions):  AF
--------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

      6.   Citizenship or Place of Organization:  United States of America
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

 Number of             7.    Sole Voting Power:  -0-

   Shares

Beneficially           8.    Shared Voting Power:  -0-

   Owned
                       9.    Sole Dispositive Power:  -0-
  by Each

 Reporting
                       10.   Shared Dispositive Power:  -0-
  Person

   With
--------------------------------------------------------------------------------

      11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
           -0-
--------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------

      13.  Percent of Class Represented by Amount in Row (11): -0-
--------------------------------------------------------------------------------

      14.  Type of Reporting Person (See Instruction):  CO

Pursuant to Rule 13d-2 of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the
Schedule 13D statement (the "Schedule 13D"), dated September 14, 2000, as amended by Amendment No. 1 dated October 4, 2000, Amendment No. 2 dated October 30, 2000, Amendment No. 3 dated November 16, 2000, Amendment No. 4 dated January 31, 2001, Amendment No. 5 dated March 5, 2001, Amendment No. 6 dated April 16, 2001, Amendment No. 7 dated September 24, 2001, and Amendment No. 8 dated November 13, 2001, relating to the shares of common stock, $.001 par value per share (the "Common Stock"), of Ugly Duckling Corporation (the "Company") is hereby amended (this "Amendment No. 9") to update certain information regarding Ernest C. Garcia II. Except as expressly set forth in this Amendment No. 9, all information in the Schedule 13D remains unchanged.


ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended to add the following:

UDC Holdings Corp.: UDC Holdings Corp. is a Delaware corporation whose business address is 2575 E. Camelback Road, Suite 700, Phoenix, Arizona 85016. UDC Holdings Corp. has been formed for the purpose of consummating the tender offer (the "Amended Offer") and subsequent merger (the "Merger"), as set forth more fully in the Amended and Restated Offer to Purchase, dated December 11, 2001, filed as Exhibit (a)(1)(iv) to Amendment No. 3 to Schedule TO-T/A, filed December 11, 2001. UDC Holdings Corp. has not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors). In addition, during the last five years, UDC Holdings Corp. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has or would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. UDC Holdings Corp. is owned 90% by Mr. Garcia and 10% by Mr. Sullivan.

UDC Acquisition Corp.: UDC Acquisition Corp. is a Delaware corporation whose business address is 2575 E. Camelback Road, Suite 700, Phoenix, Arizona 85016. Mr. Garcia has formed UDC Acquisition Corp. to effect the Amended Offer and the Merger. UDC Acquisition Corp. is wholly owned by UDC Holdings Corp. UDC Acquisition Corp. has not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors). In addition, during the last five years, UDC Acquisition Corp. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has or would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Gregory B. Sullivan. Gregory B. Sullivan is a minority owner of UDC Acquisition Corp. Mr. Sullivan's business address is 4020 East Indian School Road, Phoenix, Arizona 85018. Mr. Sullivan's business telephone number is (602) 852-6600. Mr. Sullivan currently beneficially owns (including shares issuable upon the exercise of vested options) approximately 3.7% of the issued and outstanding Common Stock of the Company and is the President, Chief Executive Officer, and a director of the Company. In light of Mr. Sullivan's current beneficial ownership of Common Stock of the Company and his position as President, Chief Executive Officer, and director of the Company, Mr. Sullivan may be deemed to be an "affiliate" of the Company as such term is defined in Rule 13e-3(a)(1) under the Exchange Act.

Hereafter, the term "Purchaser" refers to UDC Acquisition Corp., and the term "Buyout Group" refers to the Purchaser, UDC Holdings Corp., Mr. Garcia and Mr. Sullivan.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as set forth in Schedule A attached hereto.


ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated in its entirety as set forth in Schedule B attached hereto.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) The Buyout Group beneficially owns an aggregate of 7,933,000 shares, approximately 64.6%, of the outstanding Common Stock of the Company consisting of: (i) 7,442,200 shares owned directly by Mr. Garcia; (ii) 40,000 shares which Mr. Garcia has the right to acquire under presently exercisable stock options;
(iii) 59,800 shares owned directly by Mr. Sullivan; and (iv) 391,000 shares which Mr. Sullivan has the right to acquire under presently exercisable stock options.

(b) Each of Mr. Garcia and Mr. Sullivan has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by him.

(c) The Buyout Group has effected the following transactions in securities of the Company within the last 60 days:

      - On November 1, 2001, Mr. Garcia acquired 360,000 shares of Common Stock at $2.51 per share in an open market transaction.

      - On November 8, 2001, Mr. Garcia acquired 215,100 shares of Common Stock at $2.51 per share in an open market transaction.

(d) Not applicable.

(e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated in its entirety as set forth in Schedule C attached hereto.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and restated in its entirety as follows:

      Exhibit No.      Description
      -----------      -----------
         *  1.         Stock Purchase Agreement, dated January 9, 2001, by and
                       among Harris Associates, L.P., Ernest C. Garcia II and
                       Cygnet Capital Corporation.

         *  2.         Stock Purchase Agreement, dated January 9, 2001, by and
                       among Harris Associates, L.P., Ernest C. Garcia II and
                       Cygnet Capital Corporation.

         *  3.         Loan Agreement, dated January 11, 2001, by and between
                       Ugly Duckling Corporation and Verde Investments, Inc.

         *  4.         Form of Warrant Agreement, dated July 25, 2001, by and
                       between Ugly Duckling Corporation and Verde Investments,
                       Inc.

         *  5.         Non-Qualified Stock Option Agreement, dated March 2,
                       1999, between Ernest C. Garcia II and Ugly Duckling
                       Corporation.

         *  6.         Letter Agreement, dated March 15, 2001, by and among
                       Cygnet Capital Corporation, Arbco Associates, L.P. and
                       Kayne Anderson Non-Traditional Investments, L.P.

         *  7.         Stock Pledge Agreement, dated March 15, 2001, by and
                       among Ernest C. Garcia II, Elizabeth Joanne Garcia, Arbco
                       Associates, L.P. and Kayne Anderson Non-Traditional
                       Investments, L.P.

         *  8.         Merger Proposal, dated April 16, 2001, from Ernest C.
                       Garcia II to the Board of Directors of Ugly Duckling
                       Corporation.

         +  9          Business Loan Agreement, dated October 9, 2001, by and
                       among Ernest C. Garcia II, Elizabeth Joanne Garcia, Verde
                       Investments, Inc. and Bank One Arizona, N.A.

         ++ 10         Form of Non-Qualified Stock Option Agreement between
                       Gregory B. Sullivan and Ugly Duckling Corporation.

         ++ 11         Promissory Note, dated December __, 2001, between Verde
                       Investments, Inc. and UDC Holdings Corp.

         *     Indicates previously filed with the Schedule 13D, as amended.

         + Indicates previously filed on Amendment No. 1 to Schedule 13E-3 filed by Ernest C. Garcia II on October 31, 2001.

         ++    Filed herewith.

                                   SCHEDULE A

                                     ITEM 3
              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION(1)

[(1)All capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Amended and Restated Offer to Purchase, dated December 11, 2001, filed as Exhibit (a)(1)(iv) to Amendment No. 3 to Schedule TO-T/A, filed December 11, 2001.]


The total anticipated amount of funds required to complete this Amended Offer (assuming all outstanding Shares subject to this Amended Offer are acquired) is approximately $17,170,000, which includes approximately $17,000,000 to purchase all outstanding Shares subject to this Amended Offer plus approximately $170,000 for expenses related to administering the Amended Offer.

The Purchaser will finance the amount required to complete this Amended Offer through funds contributed by UDC Holdings Corp. UDC Holdings Corp. will fund such contribution through a loan from Verde Investments, Inc., an Arizona corporation wholly owned by Mr. Garcia ("Verde"). The loan amount will include funds necessary to acquire Shares in the Amended Offer and subsequent Merger, if necessary. The principal amount of the loan is approximately $17 million.

      The material terms of the loan are as follows:

         -        The interest rate is 13.5% per annum.

         - Interest is payable monthly. Installments of principal will be paid in the amount and upon any dividends paid by the Company.

         - The loan will mature in eight years and all accrued and unpaid interest and principal will be due and payable at such time.

         -        The loan will not be assumed by the Company.

Mr. Garcia will fund the necessary amounts of the loan to the Purchaser with an $8 million loan he has obtained with Bank One Arizona, N.A. and Mr. Garcia's available cash. It is expected that the loan to the Purchaser will be repaid through the operations of the surviving corporation.

On October 9, 2001, Mr. Garcia and Verde obtained an $8 million financing commitment from Bank One Arizona, N.A. The loan proceeds may be used to acquire Common Stock of the Company. The loan is an $8 million term loan facility and is for a term of five years. The term loan will be advanced over a one-year period. The term loan accrues interest at a variable rate of prime plus 1.0% and requires monthly payments of principal and interest sufficient to fully amortize the loan during the five year term. The line of credit and term loan will be secured by all of the Shares of Common Stock of the Company held, or hereafter acquired, by Mr. Garcia and/or Verde, certain real estate owned by Verde and certain other marketable secures owned by Verde. A copy of the loan agreement is incorporated herein by reference.

The Buyout Group does not have any alternative financing arrangements or alternative financing plans with respect to the financing described above.

                                   SCHEDULE B

                                     ITEM 4
                            PURPOSE OF TRANSACTION(1)

[(1)All capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Amended and Restated Offer to Purchase, dated December 11, 2001, filed as Exhibit (a)(1)(iv) to Amendment No. 3 to Schedule TO-T/A, filed December 11, 2001.]


Description of the Transaction

The following summary of the Amended Offer and the Merger is qualified in its entirety by reference to the Amended and Restated Offer to Purchase, dated December 11, 2001, filed as Exhibit (a)(1)(iv) to Amendment No. 3 to Schedule TO-T/A, filed December 11, 2001:

The purpose of the Amended Offer is to acquire for cash as many outstanding shares of Common Stock of the Company (the "Shares") as possible as a first step in acquiring the entire equity interest in the Company. The Company, the Purchaser, UDC Holdings Corp., Mr. Garcia and Mr. Sullivan have entered into an Agreement and Plan of Merger, dated as of December 10, 2001 (the "Merger Agreement"), which provides for, among other things, (i) an increase in the price per Share to be paid pursuant to this Amended Offer from $2.51 per share to $3.53 per Share, net to the seller in cash, (ii) the amendment and restatement of the conditions to the Amended Offer as set forth in their entirety in Section 7 of the Amended and Restated Offer to Purchase and (iii) the merger of the Purchaser (or another direct or indirect affiliate of Mr. Garcia) with and into the Company (the "Merger") as promptly as is practicable following the consummation of the Offer. In the Merger, each outstanding Share (other than (a) any Shares held by the Buyout Group, Shares held in the treasury of the Company or held by any wholly-owned subsidiary of the Company, which Shares, by virtue of the Merger and without any action on the part of the holders of those Shares, will be canceled and retired and will cease to exist with no payment being made with respect thereto and (b) Shares held by a holder who has not voted in favor of the Merger and who has demanded appraisal for those Shares in accordance with the Delaware General Corporation Law ("DGCL") will be converted into the right to receive $3.53, net in cash, or any higher price that may be paid in the Offer, without interest.


Purpose of the Transaction

The Purchaser is making the Amended Offer for the purpose of acquiring all of the outstanding Shares of Common Stock not owned by Mr. Garcia, Mr. Sullivan or their respective affiliates. The Buyout Group reached its decision to acquire the remaining equity interest in the Company based upon the belief that:

         - The Company's management will enjoy greater flexibility in making decisions to engage in or pursue future transactions and manage the Company's business due to the elimination of minority shareholders and the fiduciary duties attendant to such shareholders. As of the date of this Amended Offer to Purchase, however, the Buyout Group does not have any specific transaction it is considering or that it intends to pursue following the consummation of this Amended Offer to Purchase.

         - The Amended Offer and the subsequent Merger will enable the Company to resolve existing litigation involving a class action and derivative suit as further detailed in that certain Memorandum of Understanding dated December 9, 2001.

         - The Company will achieve anticipated cost savings through the delisting of its Common Stock from the Nasdaq National Market and the Securities Exchange Act, including:

                  (i) the elimination of the continued listing and compliance obligations under the Nasdaq National Market;

                  (ii) the elimination of public reporting obligations under the Securities Exchange Act with respect to its Common Stock;

                  (iii) the elimination of the transfer agent fees and costs;
                  and

                  (iv) the elimination of costs associated with the Company's investor relations activities.

         - The Company's stock price will not be as vulnerable to the volatile nature of the public exchange market.

      The Purchaser currently intends, as soon as practicable upon consummation of the Amended Offer, to propose and seek to have the Company effect the Merger, pursuant to which, each outstanding Share (other than (a) any Shares held by the Buyout Group, any affiliates of the Buyout Group, in the treasury of the Company or by any wholly-owned subsidiary of the Company, which Shares, by virtue of the Merger and without any action on the part of the holders of those Shares, will be canceled and retired and will cease to exist with no payment being made with respect thereto and (b) Shares held by a holder who has not voted in favor of the Merger and who has demanded appraisal for those Shares in accordance with the DGCL) will be converted into the right to receive the Merger Consideration.

      The Buyout Group does not have any current plans or proposals that relate to or would result in:

         - a sale or transfer of a material amount of assets of the Company;

         -        any change in the management of the Company;

         - any material change in the present dividend rate or policy, or indebtedness or capitalization (other than pursuant to the Amended Offer);

         - any other material change in the structure or business of the Company; or

         - any change in charter documents or other actions that may impede the acquisition of control of the Company by any person.

Upon successful completion of the Amended Offer, the Purchaser may enter into transactions, including the Merger, which would result in a change in the Board of Directors of the Company. As a majority stockholder of Common Stock of the Company, Mr. Garcia is currently able to control the outcome of most proposals brought to a stockholder vote, which would include the Merger. In addition, if Mr. Garcia acquires at least 90% of the outstanding shares, Mr. Garcia would be able to cause the Merger to become effective without a meeting of the stockholders of the Company in accordance with Section 253 of the DGCL.

                                   SCHEDULE C

                                     ITEM 6
    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
                           SECURITIES OF THE ISSUER(1)

[(1)All capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Amended and Restated Offer to Purchase, dated December 11, 2001, filed as Exhibit (a)(1)(iv) to Amendment No. 3 to Schedule TO-T/A, filed December 11, 2001.]

      The Purchaser and Mr. Garcia, or another entity beneficially owned by him, have entered into the following agreements that involve the Company's securities. These agreements are incorporated by reference herein.

      (1) Stock Purchase Agreement, dated January 9, 2001, by and among Harris Associates, L.P., Ernest C. Garcia II and Cygnet Capital Corporation.

      (2) Stock Purchase Agreement, dated January 9, 2001, by and among Harris Associates, L.P., Ernest C. Garcia II and Cygnet Capital Corporation.

      (3) Loan Agreement, dated January 11, 2001, by and between Ugly Duckling Corporation and Verde Investments, Inc.

      (4) Form of Warrant Agreement, dated July 25, 2001, by and between Ugly Duckling Corporation and Verde Investments, Inc.

      (5) Non-Qualified Stock Option Agreement, dated March 2, 1999, between Ernest C. Garcia II and Ugly Duckling Corporation.

      (6) Letter Agreement, dated March 15, 2001, by and among Cygnet Capital Corporation, Arbco Associates, L.P. and Kayne Anderson Non-Traditional Investments, L.P.

      (7) Stock Pledge Agreement, dated March 15, 2001, by and among Ernest C. Garcia II, Elizabeth Joanne Garcia, Arbco Associates, L.P. and Kayne Anderson Non-Traditional Investments, L.P.

      (8)   Business Loan Agreement, dated October 9, 2001, by and among Ernest
            C. Garcia II, Elizabeth Joanne Garcia, Verde Investments, Inc. and Bank One, Arizona, N.A.

      (9) Non-Qualified Stock Option Agreement between Gregory B. Sullivan and Ugly Duckling Corporation.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        December 12, 2001
                                        ----------------------------------------
                                        Date


                                         UDC Holdings Corp.

                                         By:  /s/  Ernest C. Garcia
                                              ----------------------------------
                                         Name:  Ernest C. Garcia
                                                --------------------------------
                                         Title:  President
                                                 -------------------------------


                                         UDC Acquisition Corp.

                                         By:  /s/  Ernest C. Garcia
                                              ----------------------------------
                                         Name:  Ernest C. Garcia
                                                --------------------------------
                                         Title:  President
                                                 -------------------------------


                                         Ernest C. Garcia II

                                         /s/ Ernest C. Garcia II
                                         ---------------------------------------



                                         Gregory B. Sullivan

                                         /s/ Gregory B. Sullivan
                                         ---------------------------------------

                                  EXHIBIT INDEX

         *1 Stock Purchase Agreement, dated January 9, 2001, by and among Harris Associates, L. P., Ernest C. Garcia II and Cygnet Capital Corporation.

         *2 Stock Purchase Agreement, dated January 9, 2001, by and among Harris Associates, L. P., Ernest C. Garcia II and Cygnet Capital Corporation.

         *3 Loan Agreement, dated January 11, 2001, by and between Ugly Duckling Corporation and Verde Investments, Inc.

         *4 Form of Warrant Agreement, dated July 25, 2001, by and between Ugly Duckling Corporation and Verde Investments, Inc.

         *5 Non-Qualified Stock Option Agreement, dated March 2, 1999, between Ernest C. Garcia II and Ugly Duckling Corporation

         *6. Letter Agreement, dated March 15, 2001, by and among Cygnet Capital Corporation, Arbco Associates, L.P. and Kayne Anderson Non-Traditional Investments, L.P.

         *7. Stock Pledge Agreement, dated March 15, 2001, by and among Ernest C. Garcia II, Elizabeth Joanne Garcia, Arbco Associates, L.P. and Kayne Anderson Non-Traditional Investments, L.P.

         *8. Merger Proposal, dated April 16, 2001, from Ernest C. Garcia II to the Board of Directors of Ugly Duckling Corporation.

         +9 Business Loan Agreement, dated October 9, 2001, by and among Ernest C. Garcia II, Elizabeth Joanne Garcia, Verde Investments, Inc. and Bank One Arizona, N.A.

        ++10      Form of Non-Qualified Stock Option Agreement between Gregory
                  B. Sullivan and Ugly Duckling Corporation.

        ++11 Promissory Note, dated December 9, 2001, between Verde Investments, Inc. and UDC Holdings Corp.


*     Indicates previously filed with the Schedule 13D, as amended.

+ Indicates previously filed on Amendment No. 1 to Schedule 13E-3 filed by Ernest C. Garcia II on October 31, 2001.

++    Filed herewith.